SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ______________)*

Etsy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29786A106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

Exhibit Index Contained on Page 16

CUSIP NO. 29786A106	13 G	Page 2 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Union Square Ventures 2004, L.P. (“USV 2004”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

7,958,952 shares, except that (i) Union Square GP 2004, L.L.C. (“2004 GP”), the general partner of USV 2004, may be deemed to have sole power to vote these shares, and (ii) each of Brad Burnham (“Burnham”) and Frederick R. Wilson (“Wilson”) is a managing member of 2004 GP and may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

7,958,952 shares, except that (i) 2004 GP, the general partner of USV 2004, may be deemed to have sole power to vote these shares, and (ii) each of Burnham and Wilson is a managing member of 2004 GP and may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,958,952
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.10%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 29786A106	13 G	Page 3 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Union Square Principals 2004, a Delaware Multiple Series LLC (“USV Principals 2004”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

175,905 shares, except that (i) 2004 GP, the managing member of USV Principals 2004, may be deemed to have sole power to vote these shares, and (ii) each of Burnham and Wilson is a managing member of 2004 GP and may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

175,905 shares, except that (i) 2004 GP, the managing member of USV Principals 2004, may be deemed to have sole power to dispose of these shares, and (ii) each of Burnham and Wilson is a managing member of 2004 GP and may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,905
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.16%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 29786A106	13 G	Page 4 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Union Square Ventures Opportunity Fund, L.P. (“USV Opportunity”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

832,794 shares, except that (i) Union Square Opportunity GP, L.L.C. (“Opportunity GP”), the general partner of USV Opportunity, may be deemed to have sole power to vote these shares, and (ii) each of Burnham, John Buttrick (“Buttrick”), Andy Weissman (“Weissman”), Albert Wenger (“Wenger”) and Wilson is a manager of Opportunity GP and may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

832,794 shares, except that (i) Opportunity GP, the general partner of USV Opportunity, may be deemed to have sole power to dispose of these shares, and (ii) each of Burnham, Buttrick, Weissman, Wenger and Wilson is a manager of Opportunity GP and may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.74%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 29786A106	13 G	Page 5 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Union Square GP 2004, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

8,134,857 shares, of which 7,958,952 shares are directly owned by USV 2004 and 175,905 shares are directly owned by USV Principals. 2004 GP is the general partner of USV 2004 and the managing member of USV Principals and may be deemed to have sole power to vote these shares, and each of Burnham and Wilson is a managing member of 2004 GP and may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

8,134,857 shares, of which 7,958,952 shares are directly owned by USV 2004 and 175,905 shares are directly owned by USV Principals. 2004 GP is the general partner of USV 2004 and the managing member of USV Principals and may be deemed to have sole power to dispose of these shares, and each of Burnham and Wilson is a managing member of 2004 GP and may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,134,857
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.26%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 29786A106	13 G	Page 6 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Union Square Opportunity GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

832,794 shares, all of which are directly owned by USV Opportunity. Opportunity GP is the general partner of USV Opportunity and may be deemed to have sole power to vote these shares, and each of Burnham, Buttrick, Weissman, Wenger and Wilson is a manager of Opportunity GP and may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

832,794 shares, all of which are directly owned by USV Opportunity. Opportunity GP is the general partner of USV Opportunity and may be deemed to have sole power to dispose of these shares, and each of Burnham, Buttrick, Weissman, Wenger and Wilson is a manager of Opportunity GP and may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.74%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 29786A106	13 G	Page 7 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Brad Burnham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

9,407,714 shares, except that 7,958,952 shares are directly owned by USV 2004, 175,905 shares are directly owned by USV Principals 2004 and 832,794 shares are directly owned by USV Opportunity. 2004 GP, the general partner of USV 2004 and the managing member of USV Principals 2004, may be deemed to have sole power to vote the shares held by USV 2004 and USV Principals 2004, and Opportunity GP, the general partner of USV Opportunity, may be deemed to have sole power to vote the shares held by USV Opportunity. Each of Burnham and Wilson is a managing member of 2004 GP and may be deemed to have shared power to vote the shares held by USV 2004 and USV Principals 2004, and each of Burnham, Buttrick, Weissman, Wenger and Wilson is a manager of Opportunity GP and may be deemed to have shared power to vote the shares held by USV Opportunity.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

9,407,714 shares, except that 7,958,952 shares are directly owned by USV 2004, 175,905 shares are directly owned by USV Principals 2004 and 832,794 shares are directly owned by USV Opportunity. 2004 GP, the general partner of USV 2004 and the managing member of USV Principals 2004, may be deemed to have sole power to dispose of the shares held by USV 2004 and USV Principals 2004, and Opportunity GP, the general partner of USV Opportunity, may be deemed to have sole power to dispose of the shares held by USV Opportunity. Each of Burnham and Wilson is a managing member of 2004 GP and may be deemed to have shared power to dispose of the shares held by USV 2004 and USV Principals 2004, and each of Burnham, Buttrick, Weissman, Wenger and Wilson is a manager of Opportunity GP and may be deemed to have shared power to dispose of the shares held by USV Opportunity.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,407,714
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.39%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 29786A106	13 G	Page 8 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). John Buttrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

946,652 shares, except that 832,794 shares are directly owned by USV Opportunity. Opportunity GP, the general partner of USV Opportunity, may be deemed to have sole power to vote the shares held by USV Opportunity. Each of Burnham, Buttrick, Weissman, Wenger and Wilson is a manager of Opportunity GP and may be deemed to have shared power to vote the shares held by USV Opportunity.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

946,652 shares, except that 832,794 shares are directly owned by USV Opportunity. Opportunity GP, the general partner of USV Opportunity, may be deemed to have sole power to dispose of the shares held by USV Opportunity. Each of Burnham, Buttrick, Weissman, Wenger and Wilson is a manager of Opportunity GP and may be deemed to have shared power to dispose of the shares held by USV Opportunity.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 946,652
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.84%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 29786A106	13 G	Page 9 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Andy Weissman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

837,291 shares, except that 832,794 shares are directly owned by USV Opportunity. Opportunity GP, the general partner of USV Opportunity, may be deemed to have sole power to vote the shares held by USV Opportunity. Each of Burnham, Buttrick, Weissman, Wenger and Wilson is a manager of Opportunity GP and may be deemed to have shared power to vote the shares held by USV Opportunity.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

837,291 shares, except that 832,794 shares are directly owned by USV Opportunity. Opportunity GP, the general partner of USV Opportunity, may be deemed to have sole power to dispose of the shares held by USV Opportunity. Each of Burnham, Buttrick, Weissman, Wenger and Wilson is a manager of Opportunity GP and may be deemed to have shared power to dispose of the shares held by USV Opportunity.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,291
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.75%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 29786A106	13 G	Page 10 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Albert Wenger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,117,312 shares, except that 832,794 shares are directly owned by USV Opportunity. Opportunity GP, the general partner of USV Opportunity, may be deemed to have sole power to vote the shares held by USV Opportunity. Each of Burnham, Buttrick, Weissman, Wenger and Wilson is a manager of Opportunity GP and may be deemed to have shared power to vote the shares held by USV Opportunity.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,117,312 shares, except that 832,794 shares are directly owned by USV Opportunity. Opportunity GP, the general partner of USV Opportunity, may be deemed to have sole power to dispose of the shares held by USV Opportunity. Each of Burnham, Buttrick, Weissman, Wenger and Wilson is a manager of Opportunity GP and may be deemed to have shared power to dispose of the shares held by USV Opportunity.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,117,312
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.00%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 29786A106	13 G	Page 11 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Frederick R. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

9,371,945 shares, except that 7,958,952 shares are directly owned by USV 2004, 175,905 shares are directly owned by USV Principals 2004 and 832,794 shares are directly owned by USV Opportunity. 2004 GP, the general partner of USV 2004 and the managing member of USV Principals 2004, may be deemed to have sole power to vote the shares held by USV 2004 and USV Principals 2004, and Opportunity GP, the general partner of USV Opportunity, may be deemed to have sole power to vote the shares held by USV Opportunity. Each of Burnham and Wilson is a managing member of 2004 GP and may be deemed to have shared power to vote the shares held by USV 2004 and USV Principals 2004, and each of Burnham, Buttrick, Weissman, Wenger and Wilson is a manager of Opportunity GP and may be deemed to have shared power to vote the shares held by USV Opportunity.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

9,371,945 shares, except that 7,958,952 shares are directly owned by USV 2004, 175,905 shares are directly owned by USV Principals 2004 and 832,794 shares are directly owned by USV Opportunity. 2004 GP, the general partner of USV 2004 and the managing member of USV Principals 2004, may be deemed to have sole power to dispose of the shares held by USV 2004 and USV Principals 2004, and Opportunity GP, the general partner of USV Opportunity, may be deemed to have sole power to dispose of the shares held by USV Opportunity. Each of Burnham and Wilson is a managing member of 2004 GP and may be deemed to have shared power to dispose of the shares held by USV 2004 and USV Principals 2004, and each of Burnham, Buttrick, Weissman, Wenger and Wilson is a manager of Opportunity GP and may be deemed to have shared power to dispose of the shares held by USV Opportunity.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,371,945
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.36%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 29786A106	13 G	Page 12 of 18

ITEM 1(A).	NAME OF ISSUER

Etsy, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

55 Washington St., Suite 512
Brooklyn, NY 11201

ITEM 2(A).	NAME OF PERSONS FILING

USV 2004, USV Principals 2004, USV Opportunity, 2004 GP, Opportunity GP, Burnham, Buttrick, Weissman, Wenger and Wilson. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

2004 GP, the general partner of USV 2004 and the managing member of USV Principals 2004, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by USV 2004 and USV Principals 2004. Opportunity GP, the general partner of USV Opportunity, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by USV Opportunity. Burnham and Wilson are managing members of 2004 GP and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by USV 2004 and USV Principals 2004. Burnham, Buttrick, Weissman, Wenger and Wilson are managers of Opportunity GP and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by USV Opportunity.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

c/o Union Square Ventures
915 Broadway, 19th Floor
New York, NY 10010

ITEM 2(C)	CITIZENSHIP

USV 2004 and USV Opportunity are Delaware limited partnerships. USV Principals 2004 is a Delaware multiple series limited liability company. 2004 GP and Opportunity GP are Delaware limited liability companies. Burnham, Buttrick, Weissman, Wenger and Wilson are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 29786A106

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 29786A106	13 G	Page 13 of 18

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 29786A106	13 G	Page 14 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

Union Square Ventures 2004, L.P.	/s/ Brad Burnham
By Union Square GP 2004, L.L.C.	Signature
Its General Partner
Brad Burnham
Managing Member

Union Square Principals 2004,	/s/ Brad Burnham
a Delaware Multiple Series LLC	Signature
By Union Square GP 2004, L.L.C.
Its Managing Member	Brad Burnham
Managing Member

Union Square Ventures Opportunity Fund, L.P.	/s/ John Buttrick
By Union Square Opportunity GP, L.L.C.	Signature
Its General Partner
John Buttrick
Manager

Union Square GP 2004, L.L.C.	/s/ Brad Burnham
Signature

Brad Burnham
Managing Member

Union Square Opportunity GP, L.L.C.	/s/ John Buttrick
Signature

John Buttrick
Manager

Brad Burnham	/s/ Brad Burnham
Brad Burnham

CUSIP NO. 29786A106	13 G	Page 15 of 18

John Buttrick	/s/ John Buttrick
John Buttrick

Andy Weissman	/s/ Andy Weissman
Andy Weissman

Albert Wenger	/s/ Albert Wenger
Albert Wenger

Frederick R. Wilson	/s/ Frederick R. Wilson
Frederick R. Wilson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 29786A106	13 G	Page 16 of 18

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	17

CUSIP NO. 29786A106	13 G	Page 17 of 18

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Etsy, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2016

Union Square Ventures 2004, L.P.	/s/ Brad Burnham
By Union Square GP 2004, L.L.C.	Signature
Its General Partner
Brad Burnham
Managing Member

Union Square Principals 2004,	/s/ Brad Burnham
a Delaware Multiple Series LLC	Signature
By Union Square GP 2004, L.L.C.
Its Managing Member	Brad Burnham
Managing Member

Union Square Ventures Opportunity Fund, L.P.	/s/ John Buttrick
By Union Square Opportunity GP, L.L.C.	Signature
Its General Partner
John Buttrick
Manager

Union Square GP 2004, L.L.C.	/s/ Brad Burnham
Signature

Brad Burnham
Managing Member

Union Square Opportunity GP, L.L.C.	/s/ John Buttrick
Signature

John Buttrick
Manager

CUSIP NO. 29786A106	13 G	Page 18 of 18

Brad Burnham	/s/ Brad Burnham
Brad Burnham

John Buttrick	/s/ John Buttrick
John Buttrick

Andy Weissman	/s/ Andy Weissman
Andy Weissman

Albert Wenger	/s/ Albert Wenger
Albert Wenger

Frederick R. Wilson	/s/ Frederick R. Wilson
Frederick R. Wilson